FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange regarding Tender Offer by Petersen Energía Inversora S.A.

2	Letter from Petersen Energía Inversora S.A. regarding Tender Offer

3	Tender Offer Announcement by Petersen Energía Inversora S.A.

TRANSLATION

Item 1
Buenos Aires, May 21, 2008

Messrs.
Buenos Aires Stock Exchange

Re.: Tender Offer by Petersen Energía Inversora S.A.

We hereby inform you that on May 20, 2008, at 8:40 p.m., YPF S.A. received a letter from Petersen Energía Inversora S.A. (“PEISA”), a company organized under the laws of the Kingdom of Spain; the letter includes the following relevant information:

▪
On May 20, 2008, PEISA exercised an option to purchase from Repsol YPF S.A. and certain of its affiliates (“Repsol YPF Group”) shares representing 0.1% of the capital stock of YPF S.A., at a price of US$ 34.300013 per share.

▪
Given the fact that as a result of the exercise of such option, if the purchase of the shares mentioned above is effected, PEISA and Petersen Energía S.A. (“PESA”), companies belonging to the Petersen Group, will become the owners of shares representing 15% of the capital stock of YPF S.A., the acquisition by PEISA constitutes an “Acquisition of Control” under the terms of Article 7, items (d), (e) and (f), and related provisions of the By-laws of YPF S.A.; therefore, PEISA has notified YPF S.A. that it will carry out a tender offer for all the outstanding shares of YPF S.A. at a price of US$ 49.45 (U.S. Dollars forty-nine with forty-five cents) per share, according to the terms of the letter and the copy of the notice attached thereto.

Please find attached to this instrument the letter received from PEISA and a copy of the notice related to the Tender Offer to be made by Petersen Energía Inversora S.A. in the relevant media.

Sincerely,

By YPF S.A.

IGNACIO C. MORAN Chief Financial Officer

TRANSLATION
Item 2

Buenos Aires, May 20, 2008

Messrs.
YPF S.A.
Av. Pte. R. Sáenz Peña 777, 8th floor
City of Buenos Aires
At.: Chairman of the Board of Directors
Mr. Antonio Brufau Niubó

Dear Sirs,

We hereby address you in connection with Article 7 of the By-laws of YPF S.A. and in compliance with Article 3, paragraph b.1), Chapter XXVII, of the Rules of the Comisión Nacional de Valores.

In such respect, as you know, on February 21, 2008, Petersen Energía, S.A. ("PESA"), a company indirectly controlled by Messrs. Enrique and Sebastián Eskenazi, and Matías and Ezequiel Eskenazi Storey (the “Eskenazi Family”) purchased shares representing 14.9% of the capital stock of YPF S.A.

On the other hand, today, Petersen Energía Inversora, S.A. (“PEISA”), a company also indirectly controlled by the Eskenazi Family, exercised the option to purchase shares representing 0.1% of the capital stock of YPF S.A. (the “Option Shares”) at a price of US$ 34.30013 per share.

By reason of the Option exercise by PEISA, the Eskenazi Family will become the indirect holder of shares representing 15% of the capital stock of YPF S.A. Therefore, the acquisition by PEISA of the Option Shares constitues an “Acquisition of Control” under the terms of Article 7, items (d) and (e) of the By-laws of YPF S.A.

Due to the foregoing, PEISA hereby announces and gives notice to YPF S.A., pursuant to the terms of Article 7, items (d), (e) and (f), and related provisions of the By-Laws of YPF S.A., of the “Acquisition of Control” mentioned in the preceding paragraphs and that it will carry out a tender offer for all the shares of YPF S.A. (the “Tender Offer”). Please note that only upon completion of the Tender Offer and once PEISA has acquired the shares to be offered for sale by the shareholders of YPF S.A. under the Tender Offer, shall the acquisition of Option Shares by PEISA be formalized (such acquisition is defined in Article 7, item (f)(i) of the By-laws of YPF as “PRELIMINARY AGREEMENT”).

Attached to this instrument you will find the text of the notice that will be published in the newspapers “Clarín” and “Ámbito Financiero”; that text will also be published in English in the “New York Post” according to the terms of the Tender offer.

We also inform the following:

(A) PEISA is a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain; its corporate office is located at Velázquez 9, 1º Planta, 28006, Madrid, España (telephone: +34 915750008). Also, according to the terms of Article 123 of Law No. 19550, PEISA is registered with the Public Registry of Commerce of the City of Buenos Aires as from May 16, 2008, under Number 610, of Book 58, Volume B, of Foreign By-laws.

TRANSLATION

(B) The Eskenazi Family indirectly controls both PEISA and PESA, a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain, with corporate office at Velázquez 9, 1º Planta, 28006, Madrid, España (telephone: +34 915750008).

(C) The consideration offered by PEISA in the Tender Offer amounts to US Dollars forty-nine with forty-five cents (US$ 49.45) per share, payable in cash in compliance with the procedure to be provided for in the Tender Offer Prospectus and the terms established in such document. The Tender Offer is not conditioned upon the purchase of a certain number of YPF S.A shares.

(D) The general acceptance period of the Offer shall commence on the day the Comisión Nacional de Valores authorizes the Offer (“Starting Date”) and shall expire at 3.00 p.m. of the 21st business day following such date (the “General Acceptance Period”).

The additional acceptance period of the Offer shall extend from the first day following the last day of the General Acceptance Period and to 3.00 p.m. of the 6th business day following such last day of the General Acceptance Period (the “Expiration Date”).

The "Acceptance Period", as used herein, shall mean the period between the Starting Date and the Expiration Date.

Holders of Shares may accept the Offer during the Acceptance Period. Subject to applicable laws and regulations, it is not the intention of PEISA to extend the Acceptance Period beyond the Expiration Date.

(E) YPF S.A. Shareholders who tendered in the Offer will have withdrawal rights during the entire Acceptance Period, and will be allowed to retender until the Expiration Date. After the Expiration Date, those shareholders who tendered in the Offer will have withdrawal rights with respect to their Shares tendered under the Offer until the liquidation and payment are effected, as contemplated in the Tender Offer Prospectus. However, once the Shares are withdrawn, they may not be retendered in the Tender Offer.

(F) The Tender Offer will be a voluntary tender offer of Shares of YPF addressed to all shareholders of common book-entry Class A, Class B, Class C and Class D of YPF S.A., par value ten Pesos (AR$10) and one vote per share, currently issued and outstanding.

(G) PEISA is a company recently organized; therefore, so far there is no closed fiscal year.

For all the relevant purposes in connection with this notice, we establish our domicile at Cerrito 740, 1st floor, City of Buenos Aires (tel. 4384-9147), attention: Mauro Dacomo, cc, Estudio Brons & Salas, Maipú 1210, 5th floor, City of Buenos Aires (tel. 4891-2700), attention: José Luis Galimberti y/o Hugo Miguens.

Sincerely,

PETERSEN ENERGÍA INVERSORA S.A.
Mauro R. J. Dacomo
Attorney-in-fact

Item 3

A request for authorization to carry out this tender offer will be made to the Comisión Nacional de Valores pursuant to the regulations in effect, within the following TEN (10) days and, as such, said authorization has yet to be granted. The information included in this announcement is subject to changes and modifications and cannot be considered as final.

TENDER OFFER ANNOUNCEMENT

PETERSEN ENERGÍA INVERSORA, S.A.
(hereinafter, "PEISA")

Intends to carry out a
VOLUNTARY TENDER OFFER IN ARGENTINA

FOR ALL THE OUTSTANDING CLASS A SHARES, CLASS B SHARES, CLASS C SHARES AND CLASS D SHARES, PAR VALUE TEN PESOS ($10) PER SHARE AND ONE VOTE PER SHARE OF

YPF SOCIEDAD ANÓNIMA
 (hereinafter, "YPF")

AT A PRICE OF US$ 49.45 (FORTY-NINE DOLLARS AND FORTY-FIVE CENTS) PER SHARE, IN CASH.

PEISA will make its offer to purchase (the "Offer") to all holders of outstanding common book-entry Class A, Class B, Class C and Class D Shares, with a nominal value of ten Pesos ($10) and one vote per share (hereinafter, the "Holders" and the "Shares", respectively.)

PEISA is a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain, its address is Velázquez 9, 1º Planta, 28006, Madrid, España, and it is registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires as from May 16, 2008, under the Number 610, of the Book 58, Volume B, of Foreign By-laws.

1. Purpose of the Offer. Other participations.

PETERSEN ENERGIA, S.A. ("Petersen SA") acquired 58,603,606 ADSs of YPF (representing 58,603,606 Class D Shares of YPF) representing 14.9% of the total outstanding capital stock of YPF pursuant to a stock purchase agreement between Repsol

YPF S.A. ("Repsol") and certain of its affiliates, dated as of February 21, 2008 (the "Acquisition").

On that same date, Repsol and certain of its affiliates granted the controlling shareholders of Petersen SA and PEISA two options to purchase from Repsol and certain of its affiliates 0.1% (the "First Option") and 10% (the "Second Option") of the outstanding capital stock of YPF (collectively, the "Option Agreements").

On May 20, 2008, PEISA, the assignee of the First Option, notified Repsol of its intention to exercise its right to acquire 0.1% of the outstanding capital stock of YPF pursuant to the First Option.

As a result of the exercise of the First Option, Petersen SA and PEISA will have collectively acquired title and control over YPF´s Class D Shares representing at least 15% of YPF´s outstanding capital stock.

The by-laws of YPF (the "By-laws") require that a tender offer for all shares of all classes and all convertible securities of YPF must be launched once such percentage ownership is reached, which is the reason that PEISA will launch the Offer.

The transfer of the shares acquired by PEISA by exercising the First Option shall be effected after the Offer has been concluded.

2. Other terms and conditions of the Offer

2.a. Acceptance

The general acceptance period of the Offer shall commence on the day the Comisión Nacional de Valores authorizes the Offer (the "Starting Date") and shall expire at 3:00 p.m. of the 21st business day following such date (the "General Acceptance Period").

The additional acceptance period of the Offer shall start the day following the last day of the General Acceptance Period and extend until 3:00 p.m. of the 6th business day following the last day of the General Acceptance Term (the "Expiration Date").

The "Acceptance Period", as used herein, shall mean the period between the Starting Date and the Expiration Date.

Holders of Shares may accept the Offer during the Acceptance Period. Subject to applicable laws and regulations, it is not the intention of PEISA to extend the Acceptance Period beyond the Expiration Date.

Holders of Shares tendered in the Offer shall have withdrawal rights during the entire Acceptance Period and will be allowed to retender their Shares in the Offer until the Expiration Date.

2.b. Conditions

2.b.I.       The following conditions shall have been satisfied prior to the commencement of the Acceptance Period:

(i) approval of the acquisition of control (as defined in the By-laws) and the Offer at a special meeting of the holders of  Class A Shares, according to Section 7(e)(i) and 7 (f)(ii) of the By-laws, and

(ii) authorization of the Offer by the Comisión Nacional de Valores and all other regulatory authorities of the jurisdictions where the Offer will be carried out.

The Acceptance Period shall not commence until the conditions described in (i) and (ii) have been fulfilled.

2.b.II.      The Offer shall be subject to all of the following conditions, among others:

(i) The absence of (A) a rejection by the Comisión Nacional de Defensa de la Competencia (“CNDC”) of the Acquisition, the Option Agreements, the exercise of the First Option and the Second Option by PEISA or any of its affiliates, or the acquisition of Shares pursuant to the Offer, or (B) an imposition of conditions and obligations to the parties thereof or to YPF;

(ii) The absence of any decision by any regulatory or judicial authority aimed at imposing conditions or preventing the Offer from taking place.

If any of the conditions described in 2.b.I and 2.b.II are not satisfied, PEISA will be allowed to abandon the Offer at any time, and will not be obligated to pay the purchase price or acquire Shares tendered in the Offer.

3. Other considerations

The Board of Directors PEISA declares that PEISA has sufficient economic and financial resources to comply with its obligations under the Offer.

*   *   *
This announcement and the information contained herein are solely for informational purposes and do not constitute, nor can be deemed to constitute, an offer to acquire Shares or an invitation to transfer Shares. The final terms and conditions of the Offer shall be described in the prospectus and in any other documents relating to the Offer, once the necessary approvals and authorizations have been obtained, which shall be timely communicated to the Shareholders.

Neither PEISA nor any of its affiliates have commenced the tender offer in the United States that will be launched in connection with the Offer. ADS holders and U.S. shareholders of YPF are advised to read the Tender Offer Statement, the Offer to Purchase and the other documents relating to such tender offer in the United States that will be filed with the SEC when they become available, because they will contain important information. ADS holders and U.S. shareholders of YPF may obtain copies of these documents free of charge, when they become available, at the

SEC’s website at www.sec.gov or from the receiving agent to be appointed in connection with the tender offer in the United States.

New York, May 22, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 21, 2008	By:	/s/ Ignacio C. Moran
			Name:	Ignacio C. Moran
			Title:	Chief Financial Officer